[Letterhead of Simpson Thacher & Bartlett LLP]

January 14, 2008

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 29, 2007
Form 6-K, Submitted October 18, 2007
(File No. 001-13758)

Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2006, filed with the Commission on June 29, 2007 and the Report on Form 6-K (the “Form 6-K”) submitted by the Company on October 18, 2007 (File No. 001-13758).

We note that the responses set forth below are based solely on information received from the Company’s management or from management of PT Multimedia.  We note that on November 7, 2007, the Company completed the spin-off of its former subsidiary PT Multimedia, to which the Staff’s comments refer, and PT Multimedia is no longer controlled or managed by the Company.  Accordingly, the Company has advised us that they are relying on information received from PT Multimedia’s management with respect to the information regarding PT Multimedia set forth in this letter.

General

Comment 1:                               On page 9 of Exhibit 99.1 to your Form 6-K you state that in September 2007, your then-subsidiary, PT Multimedia, added Cubavision Internacional to the cable packages offered by Pay-TV.  Cubavision Internacional is a Cuban state-run cable and satellite television broadcasting channel.  Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. asset and export controls.  Your Form 20-F does not include any information regarding business contacts with Cuba.  Please describe for us the nature and extent of your past, and any current or anticipated, contacts with Cuba, whether through direct or indirect arrangements.  Describe in reasonable detail any services you have provided, provide or anticipate providing into Cuba.  Describe for us any agreements, commercial arrangements, or other contacts with the government of Cuba or entities controlled by it.

Response:                                         As described in the Form 6-K, in September 2007, PT Multimedia enhanced its pay TV package with several additional channels, including Cubavision Internacional.  PT Multimedia’s subsidiary TV Cabo Portugal, S.A. entered into a distribution agreement with Cubavision Internacional, LP (“Cubavision Internacional”) to enable PT Multimedia to provide the Cubavision Internacional channel to its pay TV customers until November 2010.  As is the case for a number of other channels PT Multimedia provides, this contract does not require payments to Cubavision Internacional.  We have been advised that PT Multimedia has not, and does not intend to, provide any services to or into Cuba.

In addition, Portugal Telecom’s subsidiary mobile telecommunications provider TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”) has entered into a customary roaming agreement with Empresa de Telecomunicaciones Celulares del Caribe S.A. (“C_Com”), a Cuban entity, to enable mobile phone users from either country to make mobile phone calls when in the other country for customary roaming charges.  TMN currently has international roaming agreements with over 300 mobile telecommunications providers worldwide, and TMN’s contract with C_Com is consistent with the contract entered into with providers in many other countries.

Comment 2:                               Please discuss for us the materiality of any contacts described in response to the foregoing comment, and whether they should constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. . . . Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba.

Your qualitative materiality analysis also should address whether, and the extent to which, the Cuban government, or persons or entities controlled by it, receive cash or act as intermediaries in connection with your operations.

Response:                                         As indicated in the response to Comment 1, PT Multimedia pays no fees to Cubavison Internacional for the rights to distribute its programming in Portugal.  Therefore, PT Multimedia has not recorded any assets or liabilities on its balance sheet relating to its arrangements with Cubavision Internacional.  Because Cubavision Internacional is part of a package of channels available to customers, it is not possible to identify the incremental revenues attributable to the availability to Cubavision Internacional.  However, we have been advised that PT Multimedia considers these revenues immaterial to its business.

TMN similarly considers its revenues and expenses relating to roaming charges under its contract with C_Com to be insignificant as a percentage of its total revenues and expenses and to be immaterial to its business.

We have also been advised that PT Multimedia and Portugal Telecom view the offer of Cubavision Internacional programming and the roaming arrangements with C_Com to be immaterial in qualitative terms.  In reaching this conclusion, PT Multimedia and Portugal Telecom have taken into account that (1) no fees are paid to Cubavison Internacional and that its business relationship with that entity is therefore quantitatively immaterial to the business of PT Multimedia, (2) Cubavision Internacional is only one of approximately 100 channels available to subscribers of PT Multimedia’s services, (3) TMN’s business relationship is quantitatively immaterial and is on terms consistent with those with many other mobile telecommunications providers in other countries, (4) contacts by PT Multimedia and TMN with Cubavision Internacional and C_Com, respectively, are limited to the minimal arm’s-length commercial arrangements described in Comment 1 and are not expected to develop into further commercial arrangements and (4) neither PT Multimedia nor Portugal Telecom has any employees in Cuba or provides any services in Cuba (other than the customary roaming services provided by TMN to its customers to the extent that they travel to Cuba).  In short, PT Multimedia and Portugal Telecom believe that they are not engaged commercially, financially or politically in any meaningful way that should be objectionable to investors seeking to avoid supporting the Cuban regime and its policies.

*              *              *

The Company has advised us that it acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro
Luis Pacheco de Melo